EXHIBIT 99.1

Sterlite Industries (India) Limited 75 Nehru Road, Vile Parle (East) Mumbai 400099, INDIA Tel: +91 (0) 22 6646 1000 Fax: +91 (0) 22 6646 1451 www.sterlite-industries.com
26 Oct 2010
Sterlite Industries (India) Limited
Unaudited Consolidated Results for the
Second Quarter and Half year ended 30 September 2010
Mumbai: Sterlite Industries (India) Limited (“SIIL” or the “Company”) today announced its unaudited consolidated results for the second quarter (“Q2”) and half year (“H1”) ended 30 September 2010.
Highlights
■	Robust financial performance
—	Revenues for Q2 and H1 were Rs. 6,029 crore and Rs. 11,953 crore respectively

—	PBIDT for Q2 and H1 was up 18% and 35% at Rs. 2,107 crore and Rs. 4,282 crore respectively

—	Attributable PAT for Q2 and H1 was Rs. 1,008 crore and Rs. 2,016 crore respectively
■	Record Zinc and Lead mined metal production

■	Strong balance sheet with cash and liquid investments of Rs. 23,994 crore
Financial Highlights

					(In Rs. crore, except as stated)
	Quarter ended			Half Year Ended
	30 September		Change	30 September		Change
Particulars	2010	2009	%	2010	2009	%

Net Sales/Income from operations	6,029	6,104	(1.2)	11,953	10,684	11.9
Profit before interest, depreciation & taxes	2,107	1,780	18.4	4,282	3,165	35.3

Taxes	456	259		824	490
Profit After Taxes	1,418	1,240	14.3	2,881	2,164	33.1
Minority Interest	385	368		761	690
Share in Profit/(Loss) of Associate	(25)	86		(103)	157
Attributable PAT after exceptional item	1,008	959	5.1	2,016	1,632	23.6
Earnings per Share (EPS) (Rs. /share)*	3.0	2.9		6.0	5.0

*	Not Annualised

Sterlite Industries (India) Limited Results for the Second Quarter and Half year ended 30 September 2010	Page 2 of 6
Zinc Business

	Quarter ended			Half Year Ended
	30 September		Change	30 September		Change
Particulars	2010	2009	%	2010	2009	%

Production (in Kt, except for silver)
Mined Metal*	205	193	6.4	387	375	3.0
Refined Metal*	192	154	24.8	372	311	19.7
Silver (in 000’s Kgs)	44	40	8.6	87	82	6.5

Financials
Revenue (Rs. Cr)	2,146	1,768	21.4	4,073	3,257	25.1
EBITDA (Rs. Cr)	1,102	1,053	4.7	2,102	1,813	16.0
CoP with Royalty ($/MT)	977	807	21.1	997	782	27.5
Zinc LME ($/MT)	2,013	1,762	14.3	2,015	1,621	24.3

*	Zinc and Lead
During Q2, the company achieved its highest ever zinc and lead mined metal production at 204,836 tonnes, up 6% compared with the corresponding prior quarter, primarily on account of stabilization of the new concentrator at Rampura Agucha.
During the same period, zinc refined metal production was highest ever at 176,239 tonnes, up 25% compared with the corresponding prior quarter. The increase in the production was primarily on account of contribution from the new 210 ktpa Hydro Zinc smelter at Dariba, which contributed 39,000 tonnes in Q2.
Refined Lead metal production increased 20% to 16,167 tonnes compared with the corresponding prior quarter.
Refined silver production during Q2 was 43,953 kilograms, an increase of 8.6% compared with the corresponding prior quarter. The increase in production was primarily on account of higher silver content in the mined ore and improved plant efficiencies.
Revenues for Q2 and H1 were at Rs. 2,146 crores and Rs. 4,073 crores respectively, compared with Rs. 1,768 crores and Rs. 3,257 crores in the corresponding prior periods. EBITDA for Q2 and H1 was Rs. 1,102 crores and Rs. 2,102 crores respectively compared with Rs. 1,053 crore and Rs. 1,813 crore in the corresponding prior periods. The revenue from silver in Q2 was Rs. 108 crores.
The positive impact of higher volumes and improved LME prices was partly offset by an increase in met coke and coal costs, increase in input commodity prices and higher stripping cost at mines. As a result of the same, net zinc metal cost with royalty, during Q2 was higher at Rs. 45,000 per MT (US$977)
During Q2, average zinc and lead LME prices were US$2,013 per tonne and US$2,031 per tonne respectively, compared with US$1,762 per tonne and US$1,928 per tonne, in the corresponding prior quarter.
The 100 ktpa lead smelter at the Dariba Smelting Complex is expected to be commissioned during Q3 FY11. Primary mine development activity at Sindesar Khurd Mine (SKM) is on schedule. The new 1.50 mtpa mill at SKM is expected to commence production by the end of Q3 FY11. We remain on track to achieve a capacity of 500 tonnes of silver by FY 2013.

Sterlite Industries (India) Limited Results for the Second Quarter and Half year ended 30 September 2010	Page 3 of 6
Copper Business

	Quarter ended			Half Year Ended
	30 September		Change	30 September		Change
Particulars	2010	2009	%	2010	2009	%

Production (Kt)
Mined Metal Content	7	5	37.9	14	12	11.0
Cathodes	68	91	(25.8)	145	169	(14.5)

Financials
Revenue (Rs. Cr)	3,023	3,565	(15.2)	6,114	5,862	4.3
EBITDA (Rs. Cr)	209	203	3.0	468	319	46.8
Gross CoP – cathode (¢/ lb)	19.78	15.76	25.5	20.20	15.71	28.6
Tc/Rc ( c/ lb)	11.75	14.33	(18.0)	12.65	13.20	(4.3)
LME ($/MT)	7,344	5,859	25.3	7,131	5,276	35.1
During Q2, copper cathode production at the Tuticorin smelter was 67,721 tonnes, which was 25.8% lower than the corresponding prior quarter due to the planned bi-annual maintenance shutdown for 22 days that began on June 22, 2010. Production of copper cathode in H1 was 144,833 tonnes compared with 169,000 tonnes in the corresponding prior period.
Mined metal production at CMT Australia was 7,220 tonnes and 13,842 tonnes in Q2 and H1 respectively.
Revenues for Q2 and H1 was Rs. 3,023 crore and Rs. 6,114 crore respectively, compared with Rs. 3,565 crore and Rs. 5,862 crore in the corresponding prior periods. EBITDA for Q2 and H1 were Rs. 209 crore and Rs. 468 crore respectively, compared with Rs. 203 crore and Rs. 319 crore in the corresponding prior periods.
Net CoP for Q2 and H1 was at 7.27 USc/lb and 7.08 USc/lb, compared with 10.20 USc/lb and 10.93 USc/lb, respectively in the corresponding prior periods. Reduction in net cost is largely on account of improved sulphuric acid realisation partly offset by higher manufacturing costs on account of scheduled biannual maintenance.
Realised TC/RC during Q2 and H1, were 11.75 USc/lb and 12.65 USc/lb respectively, compared with 14.33 USc/lb and 13.20 USc/lb in the corresponding prior periods.
Construction of the captive power plant at Tuticorin is in progress and the first unit is now scheduled for commissioning in Q4 FY2012. While the MoEF clearance is in place for the 400 ktpa copper smelter expansion project at Tuticorin, the project is being rescheduled awaiting consent from the State Pollution Control Board.

Sterlite Industries (India) Limited	Page 4 of 6
Results for the Second Quarter and Half year ended 30 September 2010
Aluminium Business

	Quarter ended			Half Year Ended
	30 September		Change	30 September		Change
Particulars	2010	2009	%	2010	2009	%

Production (Kt)
Balco	65	64	12.0	128	136	(5.9)
VAL	97	56	74.5	174	109	60.3

Financials*
Revenue (Rs. Cr)	718	634	13.2	1,384	1,270	9.0
EBITDA (Rs. Cr)	144	117	23.6	229	250	(8.6)
CoP ($/MT)	1,748	1,507	16.0	1,780	1,421	25.3
LME ($/MT)	2,089	1,819	14.9	2,090	1,652	26.5

*	Financial data pertains to Balco only
During Q2 and H1, the aluminium production from BALCO II smelter was higher than its rated capacity at 65,000 tonnes and 128,000 tonnes respectively. BALCO I CPP continues to sell surplus power and its performance is shown separately in the “Power” segment.
Revenues for Q2 and H1 were Rs. 718 crore and Rs. 1,384 crore respectively, compared with Rs. 634 crore and Rs. 1,270 crore in the corresponding prior periods. EBITDA for Q2 and H1 were Rs. 144 crore and Rs. 229 crore respectively, compared with Rs. 117 crore and Rs. 250 crore in the corresponding prior periods.
During Q2, average aluminium LME increased to US$2,089 per tonne compared with US$1,819 per tonne in the corresponding prior quarter. Similarly for H1, average aluminium LME increased to US$2,090 per tonne compared with US$1,652 per tonne in the corresponding prior period.
CoP in Q2 and H1 were US$1,748 per tonne (Rs. 81,268 per tonne) and US $1,780 per tonne (Rs. 82,036 per tonne), compared with US$1,507 per tonne (Rs. 72,791 per tonne) and US$1,421 (Rs. 68,951 per tonne) in the corresponding prior periods. Increase in costs at BALCO was mainly due to higher Alumina costs and increase in coal prices.
Construction of the 1200MW captive power plant at BALCO is progressing well. In view of the final clearance not being granted for Niyamgiri mines the first metal tapping from the 325 ktpa aluminium smelter project at BALCO is being temporarily deferred and the entire output from the 1200 MW power plant will now be available for merchant sales.
The share of loss from VAL, as an associate, for Q2 and H1 were Rs. 25 crore and Rs. 103 crore, compared with a profit of Rs. 86 crore and Rs. 157 crore in the corresponding prior periods. Losses in VAL were primarily on account of interest and depreciation which could not be absorbed fully at the early stage of production ramp up and because of bauxite availability /logistics issue.

Sterlite Industries (India) Limited	Page 5 of 6
Results for the Second Quarter and Half year ended 30 September 2010
Power Business

	Quarter ended			Half Year Ended
	30 September		Change	30 September		Change
Particulars	2010	2009	%	2010	2009	%

Wheeled (Mn units)	414	336	23.4	894	622	43.8

Financials*
Revenue (Rs. Cr)	143	137	4.2	382	295	29.2
EBITDA (Rs. Cr)	74	80	(7.5)	213	182	17.0
CoP (Rs./ unit)	1.75	1.39	26.0	1.71	1.34	27.7
Realisation (Rs./unit)	3.44	4.07	(15.4)	4.26	4.69	(9.1)
During Q2 and H1, we sold 414 million units and 894 million units of power respectively, compared with 336 million units and 622 million units in the corresponding prior periods.
Revenue (net of transmission and wheeling charges) for Q2 and H1 were Rs. 143 crore and Rs. 382 crore respectively, compared with Rs. 137 crore and Rs. 295 crore in the corresponding prior periods.
EBITDA for the same period was Rs. 74 crore and Rs. 213 crore respectively, compared with Rs. 80 crore and Rs. 182 crore in the corresponding prior periods.
The first unit of the 2400 MW (4x600MW) SEL power project was successfully synchronized in August 2010. The second unit is expected to be synchronized by Q3 FY2011.
Work on the 1980 MW (3x660MW) supercritical power project at Talwandi Sabo is progressing as scheduled. During the quarter, we also received permission to set up an additional unit of 660 MW power plant from Punjab Government. We expect to sell 85% in the spot market, from this unit.
Minority Interest
Minority Interest for Q2 was Rs. 385 crore (27.2%) comprising Rs. 332 crore at HZL and Rs. 53 crore at BALCO, compared with Rs. 368 crore (29.6%) in the corresponding prior period. Minority interest percentage over PAT decreased during Q2, primarily on account of lower profit mix from BALCO and HZL.
Cash, Cash Equivalents and liquid investments
Company follows a conservative Investment Policy and invests in high quality Debt instruments in Mutual Fund and Fixed Deposit with Bank. As at 30 September 2010, the Company had cash and cash equivalents of Rs. 23,994 Crore, out of which Rs. 16,588 Crore was invested in debt mutual funds and Rs. 7,406 Crore was in fixed deposits with Banks.

Sterlite Industries (India) Limited	Page 6 of 6
Results for the Second Quarter and Half year ended 30 September 2010

For further information, please contact:

Ashwin Bajaj	sterliteinvestorrelations@vedanta.co.in
Vice President — Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited

Sheetal Khanduja	sterliteinvestorrelations@vedanta.co.in
AGM — Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited
About Sterlite Industries
Sterlite Industries is India’s largest non-ferrous metals and mining company with interests and operations in aluminium, copper, zinc, lead & silver and power. It is a subsidiary of Vedanta Resources plc, a London-based diversified FTSE 100 metals and mining group. Sterlite Industries’ main operating subsidiaries are Hindustan Zinc Limited for its zinc, lead & silver operations; Copper Mines of Tasmania Pty Limited for its copper operations in Australia; and Bharat Aluminium Company Limited for its aluminium operations. The company operates its own copper operations in India. The company has entered the commercial energy generation business and is in the process of setting up a 2,400MW independent power plant through its wholly owned subsidiary, Sterlite Energy Limited. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com.
Disclaimer
This press release contains “forward-looking statements” — that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.